Atlas Copco

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, December 27, 2005

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco finalizes the acquisitions of BLM

Atlas Copco AB
Corporate Communications

Katarina Dahn

Sent by DHL 477 9948 445

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco has completed the acquisition of BLM

Stockholm, Sweden, December 27, 2005: Atlas Copco Italia S.p.A. has completed its acquisition of Italian control instruments and torque measurement manufacturer BLM s.r.l.. BLM's turnover in 2004 was approximately MSEK 59 (MEUR 6.4) and it has 44 employees.

BLM, based near Milan, specializes in torque and tightening testing equipment with 90% of sales to the motor vehicle industry. BLM's products are complementary to Atlas Copco Tools and Assembly Systems' range, and have mainly been sold in Europe up to now. By adding Atlas Copco's worldwide general industry and motor vehicle industry channels to market, the business is expected to grow significantly.

BLM joins the Atlas Copco Tools and Assembly Systems division within the Industrial Technique business area, operating under the Atlas Copco brand.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.

Atlas Copco Tools and Assembly Systems develops, manufactures and markets hand-held electric and pneumatic tools and assembly systems. The products are primarily sold to the automotive and general industry world-wide. With customer service centers in many parts of the world, the company offers not only a complete range of products and service but also global project management for multi-national customers. The headquarters are located in Stockholm, Sweden. Atlas Copco Tools and Assembly Systems is a division within the Industrial Technique business area of the Atlas Copco Group. See www.atlascopco.com